UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Li Auto Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 13, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 19, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including PricewaterhouseCoopers Zhong Tian LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in mainland China.

Li Auto Inc. is a company controlled by Mr. Xiang Li, chairman and chief executive officer of the Company, who beneficially owned, as of February 28, 2023, 22.5% of the total issued and outstanding ordinary shares of the Company, representing 69.6% of the total voting power of the Company assuming all the performance-based conditions are met and the award premium is fully paid in respect of the options granted to Mr. Xiang Li under the Company’s 2021 share incentive plan (the “CEO Award Shares”), or 67.5% of the total voting power of the Company assuming none of the performance-based conditions are met and no award premium is fully paid in respect of the CEO Award Shares. Mr. Xing Wang, director of the Company, beneficially owned, as of February 28, 2023, 18.9% of the total issued and outstanding ordinary shares of the Company, representing 7.4% of the total voting power of the Company. The directors and senior management of the Company, including Mr. Xiang Li and Mr. Xing Wang, beneficially owned 46.5% of the total issued and outstanding ordinary share of the Company, representing 78.9% or 76.9% of the total voting power of the Company (depending on Mr. Xiang Li’s aforementioned voting power).

To the Company’s knowledge based on its register of members and public filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 21, 2023 for more details.

In addition, the Company is not aware of any government entity in mainland China that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: April 21, 2023